UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 12, 2020

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

390 S. Liberty Street, Suite 100
Winston-Salem, NC 27101
(Full mailing address of principal executive offices)

(336) 477-2535
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 3. MATERIAL MODIFICATION TO RIGHTS OF SECURITY HOLDERS

On August 14, 2020 (the “Closing Date”), HC Government Realty Trust, Inc., a Maryland corporation (the “Company”), completed the sale and issuance of 3,600,000 shares of the Company’s 7.00% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”) to qualified investors (each, an “Investor” and collectively, the “Investors”) in a private offering (the “Offering”) pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder.

In connection with the Offering, on August 12, 2020, the Company filed Articles Supplementary classifying and designating the Series C Preferred Stock (the “Series C Articles Supplementary”) with the Maryland State Department of Assessments and Taxation to classify 6,000,000 shares of the Company’s authorized but unissued shares of preferred stock, $0.001 par value per share (“Preferred Stock”), as Series C Preferred Stock. The Series C Articles Supplementary became effective upon filing on August 12, 2020.

Holders of shares of the Series C Preferred Stock are entitled to receive, when and as authorized by the Company’s board of directors (the “Board”) and declared by the Company, preferential cumulative cash dividends on the Series C Preferred Stock, payable quarterly in arrears on January 5, April 5, July 5 and October 5 of each year. From the date of original issue of the Series C Preferred Stock (or the date of issue of any Series C Preferred Stock issued after such original issue date) (the “Original Issuance Date”), the Company will pay cumulative cash dividends on the Series C Preferred Stock at the rate of 7.00% per annum of the $25.00 liquidation preference per share. Dividends on the Series C Preferred Stock will accrue and be cumulative from (and including) the Original Issuance Date or, with respect to any accrued dividends that have been paid in cash, the end of the most recent dividend period for which dividends have been paid. The Series C Preferred Stock, with respect to priority of payment of dividends and other distributions and rights upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, will rank senior to all classes or series of the Company’s common stock, $0.001 par value per share (the “Common Stock”), and the Company’s 7.00% Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”) and 10.00% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”).

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series C Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its stockholders, after payment of or provision for the Company’s debt and other liabilities, a liquidation preference of $25.00 per share of Series C Preferred Stock, plus an amount equal to any accrued and unpaid dividends (whether or not earned, authorized or declared) thereon. With respect to priority of payment of distributions upon the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the Series C Preferred Stock will rank senior to the Common Stock, the Series A Preferred Stock and the Series B Preferred Stock.

Holders of shares of the Series C Preferred Stock will not have any voting rights, except with respect to (i) any amendment, alteration or repeal of the Company’s Articles of Incorporation (the “Charter”), including the terms of the Series C Preferred Stock, that would alter only the contract rights, as expressly set forth in the Charter, of the Series C Preferred Stock, which amendment, alteration or repeal will require the affirmative vote or consent of the holders of two-thirds of the shares of Series C Preferred Stock issued and outstanding at the time; (ii) any amendment, alteration or repeal of the Charter, including the terms of the Series C Preferred Stock, that equally affects the terms of the Series C Preferred Stock and any class or series of capital stock of the Company that ranks on parity with the Series C Preferred Stock with respect to priority of payment of dividends and other distributions or rights upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (“Parity Preferred Stock”) upon which like voting rights have been conferred, that would alter only the contract rights, as expressly set forth in the Charter, of the Series C Preferred Stock and such Parity Preferred Stock, which amendment, alteration or repeal will require the affirmative vote or consent of the holders entitled to cast two-thirds of the votes entitled to be cast by the holders of Series C Preferred Stock and such Parity Preferred Stock issued and outstanding at the time, voting together as a single class; (iii) the extension of the Mandatory Redemption Date (as defined in the Series C Articles Supplementary) and the election of directors to the Board in the event of a Failed Redemption (as defined in the Series C Articles Supplementary); and (iv) the issuance of a new class or series of Preferred Stock or the incurrence of any additional indebtedness or the issuance of additional shares of any class or series of Parity Preferred Stock or class or series of capital stock of the Company ranking senior to the Series C Preferred Stock with respect to priority of payment of dividends and other distributions or rights upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (“Senior Stock”) if after such incurrence or issuance, the aggregate principal amount of long-term indebtedness and dividends on each existing class or series of Parity Preferred Stock or Senior Stock would be greater than 80% of the gross value of the assets of the Company and its subsidiaries.

The foregoing description of the Series C Articles Supplementary is not complete and is qualified in its entirety by reference to the complete text of the Series C Articles Supplementary, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 1-U and is incorporated by reference into this Item 3.

ITEM 8. CERTAIN UNREGISTERED SALES OF EQUITY SECURITIES

Series C Preferred Stock Issuance

On August 14, 2020, the Company entered into subscription agreements with the Investors for the sale and issuance of a total of 3,600,000 shares of the Company’s Series C Preferred Stock for an aggregate purchase price of $90,000,000 (the “Subscription Agreements”) in a private offering pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The Subscription Agreements provide for customary representations, warranties and agreements by the Company and the Investors.

As of the Closing Date, the Investors owned all of the Company’s issued and outstanding shares of Series C Preferred Stock.

The foregoing is a summary and is qualified in its entirety by the complete text of the Subscription Agreements, the form of which is filed as Exhibit 4.1 to this Current Report on Form 1-U and is incorporated by reference into this Item 8.

ITEM 9. OTHER EVENTS

On August 12, 2020, the Company amended the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., a Delaware limited partnership for which the Company serves as the general partner (the “Operating Partnership”), to establish and designate the rights, preferences and privileges of the 7.00% Series C Cumulative Redeemable Preferred Units of the Operating Partnership issued to the Company upon the contribution to the Operating Partnership of the net proceeds from the sale of the Series C Preferred Stock in the Offering (the “Partnership Agreement Amendment”).

The foregoing is a summary and is qualified in its entirety by the complete text of the Partnership Agreement Amendment, a copy of which is filed as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated by reference into this Item 9.

Exhibits

Exhibit No.	Description of Exhibit

2.1	Articles Supplementary of HC Government Realty Trust, Inc., filed August 12, 2020

4.1	Form of Series C Preferred Stock Subscription Agreement

6.1	Third Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., dated August 12, 2020

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC Government Realty Trust, Inc., a Maryland corporation

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Its:	Chairman, Chief Executive Officer and President
Date:	August 18, 2020

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